UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

XFit Brands, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

98420R 106
(CUSIP Number)

David E. Vautrin
18 Goodyear, Suite 125
Irvine, CA 92518
(949) 916-9680
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98420R 106

1.			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
David E. Vautrin
2.			Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.			SEC Use Only
4.	Source of Funds	OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	1,121,013 (1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	1,121,013 (1)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	1,121,013 (1)
12.			Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11)	28.03% (2)
14.		Type of Reporting Person (See Instructions)	IN

(1)	Includes 1,121,013 shares held by a trust with respect to which Mr. Vautrin and his wife are the trustees.

(2)	For purposes of calculating the beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding was 4,000,000 on February 13, 2015, immediately following the Distribution (as defined herein), as reported by the Issuer in Amendment No. 2 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on January 29, 2015 (the “Registration Statement”).

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $.0001 per share, of XFit Brands, Inc., a Nevada corporation, or XFIT. The principal executive offices of XFIT are currently located at 18 Goodyear, Suite 125, Irvine, CA 92618.

2

Mr. Vautrin is filing this Statement to report his acquisition of beneficial ownership of shares of Common Stock pursuant to a pro-rata distribution of Common Stock (the “Distribution”) made by the Issuer’s former parent company, TD Legacy, LLC (“TD Legacy”), to holders of its common stock. As a result of the Distribution, the Issuer became an independent, publicly traded company and its Common Stock was registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Distribution was effected by means of a liquidating distribution pursuant to which, on February 13, 2015, each member of TD Legacy received 28.97123 shares of our common stock for each one (1) limited liability company unit of TD Legacy that such member held on February 10, 2015, the record date for the Distribution (the first business day after effectiveness of the Registration Statement). Following the Distribution, Mr. Vautrin beneficially owned 1,121,103 shares of Common Stock.

Item 2.	Identity and Background

(a)	Name:

David E. Vautrin

(b)	Business address for each of the Reporting Persons:

18 Goodyear, Suite 125, Irvine, CA 92618

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

The Reporting Person currently serves as CEO and a director of the issuer, XFit Brands, Inc., whose address is 18 Goodyear, Suite 125, Irvine, CA 92618.

(d)	Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

No.

(e)	Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order;

No

(f)	Citizenship: USA

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Vautrin acquired beneficial ownership of the shares of Common Stock reported on this Statement in the Distribution

Item 4.	Purpose of Transaction

Mr. Vautrin acquired beneficial ownership of the shares of Common Stock reported on this Statement in the Distribution. Mr. Vautrin is Chief Executive Officer and a director of the Issuer.

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Other than as set forth in this Statement, Mr. Vautrin does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Vautrin may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock in open market or privately negotiated transactions or pursuant to the exercise of stock options or (ii) to dispose of all or a portion of his holdings of shares of Common Stock. In reaching any determination as to his future course of action, Mr. Vautrin will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Vautrin, estate planning considerations and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

Item 5.	Interest in Securities of the Issuer

(a)  As a result of the Distribution, Mr. Vautrin beneficially owns 1,121,013 shares of common stock held by a trust in which Mr. Vautrin and his wife are the trustees, which represents 28.03% of the outstanding Common Stock. The percentage interest is based on 4,000,000 shares of Common Stock outstanding on February 13, 2015 immediately following the Distribution as reported in the Registration Statement.

(b)  The Reporting Person and his wife, as trustees of the trust in which the shares are held have the power to vote and sole power to dispose of the securities of the Issuer beneficially owned by the Reporting Persons.

(c)  Except as discussed herein, the Reporting Person has not effected any transaction in the Issuer’s Common Stock during the past 60 days.

(d) Except for the Reporting Person’s wife who serves as co-trustee with the Reporting Person for the trust in which the shares are held, no other person besides the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person has no other contracts, arrangements, understandings or relationships other than as expressly set forth herein.

Item 7.	Material to Be Filed as Exhibits

None.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2015

/s/ David E. Vautrin
David E. Vautrin

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